[GRAPHIC OMITTED]ACERGY

NEWS RELEASE

          Acergy S.A. Announces Publication of Effect of Transition to
              International Financial Reporting Standards (IFRS) on
                                 March 19, 2008

London, England - February 20, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today that it will publish on March 19, 2008 details of the impact on its 2007 consolidated financial statements of the previously-announced transition from Accounting Principles Generally Accepted in the United States (US GAAP) to International Financial Reporting Standards
(IFRS).

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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